:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 000-28452

CUSIP NUMBER 92257T-CO-8

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 27, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Velocity Express Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

One Morningside Drive North, Bldg. B, Suite 300
Address of Principal Executive Office (Street and Number)

Westport, Connecticut 06880
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Velocity Express Corporation is filing this report for a 5-day extension for filing its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended December 27, 2008 as we are not able to file the Form 10-Q by the prescribed filing date without unreasonable effort and expense.

As described in Forms 8-K previously filed on January 5 and 27, 2009, we are currently in negotiations for a new senior credit facility and further amendments to our Senior Subordinated Indenture, including consent of the requisite holders of the Notes issued under the Indenture to enter into the new senior credit facility. We hope to complete an agreement among the Company, our new potential lender and the holders of our Notes to accommodate certain requests by the Noteholders on or prior to February 13, 2009. At this time, the Company is soliciting the Noteholders for their consent, but no assurance can be given that the Company will obtain the Noteholders consent required to effectuate the new senior credit facility. Without Noteholder consent, we will not be able to consummate the new senior credit financing.

This notification contains certain forward-looking statements regarding Velocity Express within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward W. Stone	(203)	349-4199
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the three and six months ended December 27, 2008 are expected to be comparable to the three and six months ended December 29, 2007, albeit on lower revenues, other than the effects on interest expense (below Loss from operations), if any, of any amendments to or failures to amend certain terms of the Company’s credit facilities. Preliminary operating results are expected to be as shown on the following page:

Velocity Express Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2009	By	/s/ Edward W. Stone
		Name:	Edward W. Stone
		Title:	Chief Financial Officer

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED DECEMBER 27, 2008, SEPTEMBER 27, 2008 & DECEMBER 29, 2007

AND SIX MONTH PERIODS ENDED DECEMBER 27, 2008 AND DECEMBER 29, 2007

(Unaudited)

(Amounts in thousands, except per share data)

	Three Months Ended			Six Months Ended
	December 27, 2008	September 27, 2008	December 29, 2007	December 27, 2008	December 29, 2007
Revenue	$65,749	$72,573	$86,101	$138,322	$179,408

Cost of service revenues	47,281	52,862	65,493	100,143	135,660
Depreciation	460	495	300	955	601

Gross profit	18,008	19,216	20,308	37,224	43,147
Operating expenses:
Occupancy	3,804	4,393	4,431	8,197	9,061
Selling, general and administrative	12,739	13,870	18,053	26,609	36,562

	16,543	18,263	22,484	34,806	45,623
Non-recurring expenses for litigation, global alliance strategic transaction / debt restructuring	683	443	—	—	—
Integration and restructuring charges	51	—	230	51	1,005
Depreciation, amortization, asset impairment	764	826	1,492	1,590	2,968

Total operating expenses	18,041	19,532	24,206	37,573	49,596

Loss from operations	(33)	(316)	(3,898)	(349)	(6,449)